

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

July 17, 2008

<u>VIA U.S. MAIL AND FAX (305) 350-9698</u>

Jorge Fernandez
Chief Financial Officer
Celsia Technologies, Inc.
1395 Brickell Avenue
Suite 800
Miami, FL 33131

      Re: **Celsia Technologies, Inc.**
               Form 10-K for the Year Ended December 31, 2007
               File No. 001-51968

Dear Mr. Fernandez:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting. Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-K. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308T(a)(3) of Regulation S-K. Please amend your filing within 10 business days to provide management's conclusion as to the effectiveness of your internal control over financial reporting.

With respect to Disclosure Controls and Procedures, it is not clear whether your officers evaluated the effectiveness of Disclosure Controls and Procedures as defined in Exchange Act Rule 13a-15(e) and we do not see a conclusion regarding the effectiveness of those controls and procedures as required by Item 307 of Regulation S-K. Please revise to provide the disclosure required by Item 307 of Regulation S-K. Also ensure that you unequivocally state whether Disclosure Controls and Procedures, as defined in the Exchange Act Rule, are effective or not effective. In addition, please consider whether management's failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* and revise your disclosure as appropriate.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Todd, Staff Accountant, at (202) 551-3605 or me at (202) 551-3676 if you have questions regarding these comments.

Sincerely,

Brian Cascio
Accounting Branch Chief